25002903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44663

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Shields & Company, Inc.

SEC Mail Processing

MAR 13 2025

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 South Street, Suite 310
(No. and Street)

Waltham	MA	02453
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Evan Ricker	(781) 890-7033	evan@shieldsco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stowe & Degon, LLC
(Name – if individual, state last, first, and middle name)

95A Turnpike Road	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

11/25/2003	577
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Evan Ricker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shields & Company, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD W. NEWMAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires August 31, 2029

Signature:

Title:
Managing Director

Notary Public

SEC Mail Processing

MAR 13 2025

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Shields & Company, Inc.
Waltham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shields & Company, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shields & Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Shields & Company, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information identified above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe & Degon LLC

We have served as Shields and Company, Inc.'s auditor since 2013.

Westborough, Massachusetts

February 27, 2025

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	1,109,924
Accounts receivable		102,352
Prepaid expenses and other current assets		110,535
Total current assets		1,322,811
Deposits		46,737
Property and equipment, net		114,604
Operating lease right-of-use asset		1,126,689
Total assets	$	2,610,841

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	3,811
Accrued expenses		37,301
Deferred revenue		39,500
Payroll and withholdings payable		23,597
Operating lease liability - current		152,547
Total current liabilities		256,756
Operating lease liability		950,261
Total liabilities		1,207,017
Stockholders' equity:		
Common stock, $.01 par value; 200,000 shares authorized 200 shares issued and outstanding		2
Additional paid-in capital		794
Retained earnings		1,403,028
Total stockholders' equity		1,403,824
Total liabilities and stockholders' equity	$	2,610,841

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	$ 2,209,448
OPERATING EXPENSES:	
Compensation and benefits	1,308,248
Commission	300,000
Depreciation and Amortization	18,302
Bad debt	24,839
Research	97,908
Travel and entertainment	83,785
Professional fees	16,066
Technology and data communications	43,444
Regulatory fees	37,382
Occupancy	122,747
Other	257,126
Total operating expenses	2,309,847
OPERATING LOSS	(100,399)
OTHER INCOME	51,356
NET LOSS	$ (49,043)

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	COMMON STOCK			PAID-IN CAPITAL		RETAINED EARNINGS		STOCKHOLDERS' EQUITY
BALANCE AS OF JANUARY 1, 2024	200	$	2	$	794	$	1,484,089	$	1,484,885
Stockholders' distribution							(32,018)		(32,018)
Net loss	-		-		-		(49,043)		(49,043)
BALANCE AS OF DECEMBER 31, 2024	200	$	2	$	794	$	1,403,028	$	1,403,824

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (49,043)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	18,302
Operating lease right-of-use asset amortization	238,067
Changes in operating assets and liabilities:	
Accounts receivable	(9,076)
Prepaid expenses and other current assets	23,045
Accounts payable	3,811
Accrued expenses	(15,098)
Deferred revenue	6,500
Payroll and witholdings payable	10,650
Operating lease obligation	(109,167)
Net cash provided by operating activities	117,991
CASH FLOWS FROM INVESTING ACTIVITIES:	
Deposits	(46,737)
Payments for acquisition of property and equipment	(55,303)
Net cash used for investing activities	(102,040)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholders' distributions	(32,018)
Net cash used for financing activities	(32,018)
NET DECREASE IN CASH	(16,067)
CASH, BEGINNING OF YEAR	1,125,991
CASH, END OF YEAR	$ 1,109,924

See notes to financial statements

SHIELDS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer. The Company provides corporate finance advisory services in the areas of mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Adoption of New Accounting Guidance – In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reported Segment Disclosures which amended ASC Topic 820, Segment Reporting. ASU 2023-07 improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Notes 1 and 2.

The Company's Chief Operating Decision Maker ("CODM") is its officers. The CODM assesses the segment's performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment. The Company adopted the standard on January 1, 2024, and the adoption of the new standard did not have a material impact on the Company's financial statements.

Adoption of New Accounting Standard – The Company changed its method of accounting for credit losses on financial instruments as of January 1, 2024 due to the adoption of ASU 2016-03 which amended ASC Topic 326, *Financial Instruments – Credit Losses*. ASU 2016-03 establishes a new forward looking "expected loss model" that requires the Company to estimate current expected credit losses on accounts receivable and other financial instruments by using all practical and relevant information. The adoption of the new standard did not have a material impact on the financial statements.

Cash –The Company maintains its cash in a bank that, at times, exceeds the Federal Deposit Insurance Corporation's insured limits. The Company's cash has been placed in a Massachusetts chartered savings bank that has the additional protection of the Depositors Insurance Fund. The Depositors Insurance Fund is a private, industry-sponsored insurance fund that insures all deposits above Federal Deposit Insurance Corporation limits of $250,000. The Company believes its credit risk and exposure is mitigated by the Federal Deposit Insurance and the Depositors Insurance Fund. In addition, the financial stability of the financial institutions in which the Company maintains its cash and cash equivalents is continually reviewed by management.

Property and Equipment – Property and equipment are stated at cost. The Company capitalizes property and equipment if its value is greater than $1,000 and its estimated useful life is more than a year. Depreciation is computed using the straight-line method over the assets' estimated useful lives (ranging from 5 to 7 years).

Leases – The Company records leases under ASC Topic 842, Leases, which recognizes an operating lease asset (right-of-use) and corresponding liability for operating leases with terms longer than twelve months. The right of use asset and the liability for the operating lease is amortized using a risk-free interest rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLIVIES (CONTINUED)

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. The Company minimizes credit risk arising from accounts receivable by evaluating each customer's financial condition and credit history. The Company estimates and records an allowance for credit losses based on knowledge of the customer's credit history and current economic conditions. The Company's policy is to write off uncollectible trade receivables against the allowance for credit losses after significant measures have failed to result in the collection of such receivables. The allowance for credit losses is management's best estimate of uncollectible accounts receivable. As of December 31, 2024, there was no allowance for credit losses.

Revenue Recognition – The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised services and is generally fulfilled upon delivery of those services.

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if it is more likely than not the position would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest, and penalties related to income taxes during the year ended December 31, 2024, and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company believes it is no longer subject to income tax examinations by taxing jurisdictions for years prior to 2020.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. On December 31, 2024, the Company had net capital of $1,005,752, which was $998,807 more than its required net capital of $6,945. The Company's net capital ratio was 10.4%.

4. PROPERTY, PLANT, AND EQUIPMENT

The following table summarizes the property and equipment as of December 31, 2024:

Office equipment	$ 92,047
Leasehold improvements	49,751
	141,798
Less: accumulated depreciation	(27,194)
	$ 114,604

5. LEASES

On July 24, 2023, the Company entered into a new lease for 4,616 square feet of office space in Waltham, Massachusetts under a long-term lease, which expires in February 2031. The lease commencement date was November 1, 2023. The first lease payment was due March 1, 2024. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. The Company recognizes rent expense on the straight-line basis over the term of the lease.

Because the Company does not have access to the rate implicit in the lease, it utilized its incremental borrowing rate as the discount rate. The discount rate associated with the operating lease as of December 31, 2024, is 4.0%. During the year ended December 31, 2024, the Company recorded operating lease amortization expense of $238,067.

The maturity of the Company's operating lease liability is as follows:

Years Ending December 31:	2025	$	190,795
	2026		195,411
	2027		200,027
	2028		204,643
	2029		209,259
	Thereafter		249,646
Total future minimum lease payments			1,249,781
Less interest			(146,973)
Total operating lease liabilities		$	1,102,808
Included in the balance sheet:			
Current portion of operating lease liability		$	152,547
Operating lease liability - long-term			950,261
Total operating lease liabilities		$	1,102,808

6. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. There were no contributions made in 2024.

7. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

8. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 27, 2025, the date the financial statements were available to be issued.

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

STOCKHOLDERS' EQUITY	$ 1,403,824
LESS NON-ALLOWABLE ASSETS:	
Accounts receivable	102,352
Prepaid expenses and other current assets	110,535
Deposits	46,737
Property and equipment, net	114,604
Operating lease right-of-use asset, net of lease obligations	23,881
	398,109
Net capital	$ 1,005,715
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 3,811
Accrued expenses	37,301
Deferred revenue	39,500
Other withholdings payable	23,597
Total aggregate indebtedness	$ 104,209
BASIC NET CAPITAL REQUIREMENT	
Minimum capital requirement	$ 5,000
6 2/3% of aggregate indebtedness	$ 6,947
Excess net capital	$ 998,768
Ratio: aggregate indebtedness to net capital	10.4%

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2024)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	
As filed at January 24, 2025	$ 1,005,715
NET CAPITAL PER ABOVE	$ 1,005,715

See notes to financial statements

SHIELDS & COMPANY, INC.

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Shields & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Shields & Company, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Shields & Company, Inc. Exemption Report, in which (1) Shields & Company, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Shields & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shields & Company, Inc. stated that Shields & Company, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Shields & Company Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shields & Company, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

Westborough, Massachusetts

February 27, 2025

Shields & Company, Inc.
INVESTMENT BANKERS

800 South Street
Waltham, Massachusetts 02453
tel (781) 890-7033

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.

I, Evan B. Ricker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Evan Ricker, Managing Director

February 27, 2025
Date

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Shields & Company, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

Westborough, Massachusetts

February 27, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
SHIELDS & COMPANY INC	8-44663

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,209,448.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 2,209,448.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 300,000.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 82,283.00	
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 382,283.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**				$ 1,827,165.00
8	Multiply line 7 by .0015. This is your **General Assessment.**				$ 2,740.00
9	Current overpayment/credit balance, if any				$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A			$ 439.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 439.00		
	d	Add lines 11a through 11c		$ 439.00	
12	**LESSER** of line 10 or 11d.				$ 439.00
13	a	Amount from line 8		$ 2,740.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 439.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 2,301.00
14	Interest (see instructions) for 0 days late at 20% per annum				$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.				$ 2,301.00
16	Overpayment/credit carried forward (if applicable)				$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-44663	DEA: FINRA	2024	Dec

MEMBER NAME
MAILING ADDRESS

SHIELDS & COMPANY INC
800 SOUTH STREET STE 310
WALTHAM, MA 02453

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SHIELDS & COMPANY INC	EVAN BENEDICT RICKER
(Name of SIPC Member)	(Authorized Signatory)
2/26/2025	evan@shieldsco.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.